SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kosmos Energy Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01

(Title of Class of Securities)

G5315B 10 7

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 77,189,562 (1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 77,189,562 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 77,189,562 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (2)(3)

12	Type of Reporting Person PN

(1)                                  The total number of shares reported by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), includes 2,168,715 common shares that are owned by its affiliated partnership Warburg Pincus Netherlands Private Equity VIII C.V. I., a company incorporated under the laws of the Netherlands, and 216,439 common shares that are owned by its affiliated partnership WP-WPVIII Investors, L.P., a Delaware limited partnership.  WP VIII expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by WP VIII.

(2)                                  As more fully described in Item 4 of this Schedule 13G, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement, an aggregate total of 154,379,137 common shares (approximately 39.6% of the outstanding common shares) that are beneficially owned by the Warburg Pincus Investors, and an aggregate total of 126,310,178 additional common shares (approximately 32.4% of the outstanding common shares) that are publicly reported as being owned by the Blackstone Investors in such entities’ most recent Form 4, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 18, 2011.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 common shares (approximately 72.0% of the outstanding common shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The percentages used herein have been determined in accordance with footnote 3 below.  Capital terms used herein are defined in Items 2(a) or 4 below.

(3)                                  Based on 389,867,068 common shares issued and outstanding as of November 1, 2011, as reported by Kosmos Energy Ltd., a company incorporated under the laws of Bermuda (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus International Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 77,189,575 (1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 77,189,575 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 77,189,575 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (2)(3)

12	Type of Reporting Person PN

(1)                                  The total number of shares reported by Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”), includes 3,087,586 common shares that are owned by its affiliated partnership Warburg Pincus Netherlands International Partners I C.V., a company incorporated under the laws of the Netherlands, and 114,236 common shares that are owned by its affiliated partnership WP-WPIP Investors L.P., a Delaware limited partnership.  WPIP expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by WPIP.

(2)                                  As more fully described in Item 4 of this Schedule 13G, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement, an aggregate total of 154,379,137 common shares (approximately 39.6% of the outstanding common shares) that are beneficially owned by the Warburg Pincus Investors, and an aggregate total of 126,310,178 additional common shares (approximately 32.4% of the outstanding common shares) that are publicly reported as being owned by the Blackstone Investors in such entities’ most recent Form 4, filed with the SEC on May 18, 2011.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 common shares (approximately 72.0% of the outstanding common shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The percentages used herein have been determined in accordance with footnote 3 below.  Capital terms used herein are defined in Items 2(a) or 4 below.

(3)                                  Based on 389,867,068 common shares issued and outstanding as of November 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 154,379,137 (1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 154,379,137 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 154,379,137 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 39.6% (2)(3)

12	Type of Reporting Person OO

(1)                                  The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)                                  As more fully described in Item 4 of this Schedule 13G, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement, an aggregate total of 154,379,137 common shares (approximately 39.6% of the outstanding common shares) that are beneficially owned by the Warburg Pincus Investors, and an aggregate total of 126,310,178 additional common shares (approximately 32.4% of the outstanding common shares) that are publicly reported as being owned by the Blackstone Investors in such entities’ most recent Form 4, filed with the SEC on May 18, 2011.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 common shares (approximately 72.0% of the outstanding common shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The percentages used herein have been determined in accordance with footnote 3 below.  Capital terms used herein are defined in Items 2(a) or 4 below.

(3)                                  Based on 389,867,068 common shares issued and outstanding as of November 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 154,379,137 (1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 154,379,137 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 154,379,137 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 39.6% (2)(3)

12	Type of Reporting Person PN

(1)                                  The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)                                  As more fully described in Item 4 of this Schedule 13G, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement, an aggregate total of 154,379,137 common shares (approximately 39.6% of the outstanding common shares) that are beneficially owned by the Warburg Pincus Investors, and an aggregate total of 126,310,178 additional common shares (approximately 32.4% of the outstanding common shares) that are publicly reported as being owned by the Blackstone Investors in such entities’ most recent Form 4, filed with the SEC on May 18, 2011.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 common shares (approximately 72.0% of the outstanding common shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The percentages used herein have been determined in accordance with footnote 3 below.  Capital terms used herein are defined in Items 2(a) or 4 below.

(3)                                  Based on 389,867,068 common shares issued and outstanding as of November 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. G5315B 10 7

1	Name of Reporting Person: Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 154,379,137 (1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 154,379,137 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 154,379,137 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 39.6% (2)(3)

12	Type of Reporting Person OO

(1)                                  The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)                                  As more fully described in Item 4 of this Schedule 13G, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement, an aggregate total of 154,379,137 common shares (approximately 39.6% of the outstanding common shares) that are beneficially owned by the Warburg Pincus Investors, and an aggregate total of 126,310,178 additional common shares (approximately 32.4% of the outstanding common shares) that are publicly reported as being owned by the Blackstone Investors in such entities’ most recent Form 4, filed with the SEC on May 18, 2011.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 common shares (approximately 72.0% of the outstanding common shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The percentages used herein have been determined in accordance with footnote 3 below.  Capital terms used herein are defined in Items 2(a) or 4 below.

(3)                                  Based on 389,867,068 common shares issued and outstanding as of November 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. G5315B 10 7

1	Name of Reporting Person: Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 154,379,137 (1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 154,379,137 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 154,379,137 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 39.6% (2)(3)

12	Type of Reporting Person IN

(1)                                  The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)                                  As more fully described in Item 4 of this Schedule 13G, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, as a result of certain voting covenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement, an aggregate total of 154,379,137 common shares (approximately 39.6% of the outstanding common shares) that are beneficially owned by the Warburg Pincus Investors, and an aggregate total of 126,310,178 additional common shares (approximately 32.4% of the outstanding common shares) that are publicly reported as being owned by the Blackstone Investors in such entities’ most recent Form 4, filed with the SEC on May 18, 2011.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 common shares (approximately 72.0% of the outstanding common shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The percentages used herein have been determined in accordance with footnote 3 below.  Capital terms used herein are defined in Items 2(a) or 4 below.

(3)                                  Based on 389,867,068 common shares issued and outstanding as of November 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. G5315B 10 7

1	Name of Reporting Person: Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 154,379,137 (1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 154,379,137 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 154,379,137 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 39.6% (2)(3)

12	Type of Reporting Person IN

(1)                                  The reporting person expressly disclaims beneficial ownership with respect to any common shares other than the common shares owned of record by such reporting person.

(2)                                  As more fully described in Item 4 of this Schedule 13G, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, as a result of certain voting convenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement, an aggregate total of 154,379,137 common shares (approximately 39.6% of the outstanding common shares) that are beneficially owned by the Warburg Pincus Investors, and an aggregate total of 126,310,178 additional common shares (approximately 32.4% of the outstanding common shares) that are publicly reported as being owned by the Blackstone Investors in such entities’ most recent Form 4, filed with the SEC on May 18, 2011.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 common shares (approximately 72.0% of the outstanding common shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The percentages used herein have been determined in accordance with footnote 3 below.  Capital terms used herein are defined in Items 2(a) or 4 below.

(3)                                  Based on 389,867,068 common shares issued and outstanding as of November 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Item 1(a).	Name of Issuer: Kosmos Energy Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Clarendon House 2 Church Street Hamilton HM 11, Bermuda

Item 2(a).

Names of Persons Filing:

This Schedule 13G is being filed by (i) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”, and together with its two affiliated partnerships Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands, and WP-WPVIII Investors, L.P., a Delaware limited partnership, the “WP VIII Funds”); (ii) Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”, and together with its two affiliated partnerships Warburg Pincus Netherlands International Partners I C.V., a company formed under the laws of the Netherlands, and WP-WPIP Investors L.P., a Delaware limited partnership, the “WPIP Funds”); (iii) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), the general partner of WP VIII, WPIP and certain affiliated partnerships and the sole member of the general partners of certain affiliated partnerships; (iv) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners; (v) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages the WP VIII Funds and the WPIP Funds; and (vi) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  Each of the WP VIII Funds, the WPIP Funds, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons”.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Item 2(b).	Address or Principal Business Office or, if none, Residence: The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c).	Citizenship: See Item 2(a) above.
Item 2(d).	Title of Class of Securities: Common shares, par value $0.01 (“Common Shares”).
Item 2(e).	CUSIP Number: G5315B 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Item 4 is set forth in Rows 5 – 11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

In addition, each Warburg Pincus Reporting Person may be deemed to beneficially own, as a result of  certain voting covenants on matters relating to the election of certain directors pursuant to a Shareholders Agreement (as more fully described below), an additional 126,310,178 Common Shares of the Issuer that are beneficially owned, in the aggregate, by Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A SMD L.P., and Blackstone Participation Partnership (Cayman) IV L.P (collectively, the “Blackstone Investors”).  The number of  Common Shares of the Issuer owned by each Warburg Pincus Reporting Person as set forth in Rows 5 – 11 of their respective cover pages does not reflect the aggregate 126,310,178 Common Shares of the Issuer owned by the Blackstone Investors.

Pursuant to a Shareholders Agreement (the “Shareholders Agreement”), dated May 10, 2011, by and among (i) the Issuer, (ii) the WP VIII Funds and the WPIP Funds (collectively, the “Warburg Pincus Investors”), and (iii) the Blackstone Investors, each of the Warburg Pincus Investors and the Blackstone Investors has agreed to vote the Common Shares each holds of record in a certain manner on matters related to the election of certain directors, and thus may be deemed to be a member of a “group” pursuant to Rule 13d-5(b)(i) of the Exchange Act.  Pursuant to Rule 13d-3 of the Exchange Act, each Warburg Pincus Reporting Person thus may be deemed to share the power to vote or direct the voting of, and thus may be deemed to be the beneficial owner of, the aggregate 154,379,137 Common Shares of the Issuer (approximately 39.6% of the outstanding Common Shares) that are beneficially owned by the Warburg Pincus Investors and the aggregate 126,310,178 Common Shares of the Issuer (approximately 32.4% of the outstanding Common Shares) that are beneficially owned by the Blackstone Investors.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, each Warburg Pincus Reporting Person may be deemed to be the beneficial owner of an aggregate 280,689,315 Common Shares of the Issuer (approximately 72.0% of the outstanding Common Shares) held by the Warburg Pincus Investors and the Blackstone Investors.  The Warburg Pincus Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the Common Shares beneficially owned by the Blackstone Investors except as expressly set forth in the Shareholders Agreement.  Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Common Shares other than the Common Shares owned of record by such Warburg Pincus Reporting Person.

Due to their respective relationships with the Warburg Pincus Investors, and each other, each of WP Partners, WP, WP LLC, and Messrs. Kaye and Landy may be deemed to beneficially own the Common Shares of the Issuer held of record by the Warburg Pincus Investors.  Each of WP Partners, WP, WP LLC and Messrs. Kaye and Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of all Common Shares in which such Warburg Pincus Reporting Persons does not have a pecuniary interest.

The aggregate total of 126,310,186 Common Shares of the Issuer indicated in this Schedule 13G as being beneficially owned by the Blackstone Investors is derived from the Blackstone Investors’ most recent Form 4, filed with the SEC on May 18, 2011, and is not purported to be an accurate representation of the Blackstone Investors’ beneficial ownership as of the date of this Schedule 13G.  The Blackstone Investors are responsible for reporting their beneficial ownership of Common Shares of the Issuer on their own behalf, and the Warburg Pincus Reporting Persons disclaim responsibility for reporting the Common Shares of the Issuer beneficially owned by the Blackstone Investors.

The percentages used herein are calculated based upon the 389,867,068 Common Shares of the Issuer issued and outstanding as of November 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

(1)           The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act.  The Joint Filing Agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

(2)           Pursuant to the Shareholders Agreement, each of the Blackstone Investors and the Warburg Pincus Investors may be deemed to be a member of a “group” pursuant to Rule 13d-5(b)(i) of the Exchange Act.  A list of the individual members constituting the “group” is attached hereto as Exhibit 99.2.  Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any Common Shares other than the Common Shares owned of record by such Warburg Pincus Reporting Person.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

WARBURG PINCUS PRIVATE EQUITY VIII, L.P. By: Warburg Pincus Partners LLC, its general partner By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P. By: Warburg Pincus Partners LLC, its general partner By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

[Signature Page — Schedule 13G]

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare, as attorney-in-fact* for Charles R. Kaye

JOSEPH P. LANDY

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare, as attorney-in-fact* for Joseph P. Landy

*Powers of Attorney given by Messrs. Kaye and Landy were previously filed with the U.S. Securities and Exchange Commission on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

[Signature Page — Schedule 13G]